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ANNUAL AUDITED UDITED REPORT
FORM X--17A-5
PART ART III

SEC FILE NUMBER
8 – 52423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cap Pro Brokerage Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 900
(No. and Street)

Minneapolis, MN 55402
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 2 9 2005 WASH. D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Dorale 612-215-3533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

PROCESSED SEP 19 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/16/05

OATH OR AFFIRMATION

I, Richard Dorale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cap Pro Brokerage Services, Inc, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

CARLO P DINATALE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-06

8/24/05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAP PRO BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Capital Professional Advisors, Inc.)

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Cap Pro Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Cap Pro Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Capital Professional Advisors, Inc., as of June 30, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cap Pro Brokerage Services, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
August 19, 2005

CAP PRO BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Capital Professional Advisors, Inc.)

Statement of Financial Condition

June 30, 2005

Assets

Cash and cash equivalents	$	451,313
Due from clearing broker		213,089
Accounts receivable		68,270
Receivable from Cap Pro Advisory Services, Inc. (note 6)		35,652
Federal income tax recoverable		42,507
Receivable from affiliated firms (net of allowance for doubtful accounts of $9,000)		63
Total assets	$	810,894

Liabilities and Stockholder's Equity

Payable to affiliated firms	$	289,264
Payable to parent (note 6)		74,256
Due to broker		30,498
Payable to Cap Pro Advisory Services, Inc. (note 6)		21,648
Accounts payable		15,464
Total liabilities		431,130
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock – $0.01 stated value per share. Authorized 1,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		500,009
Retained deficit		(120,246)
Total stockholder's equity		379,764
Total liabilities and stockholder's equity	$	810,894

See accompanying notes to statement of financial condition.

(1) General Business

Cap Pro Brokerage Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated in Delaware on September 30, 1999 as a wholly owned subsidiary of Capital Professional Advisors, Inc. (Capital). Capital was purchased by Nationwide Financial Services, Inc. and 16 accounting firms (Affiliated Firms) on November 1, 2002.

The Company enables the Affiliated Firms to operate as diversified professional service firms by introducing the clients of the Affiliated Firms to its clearing broker pursuant to a fully disclosed clearance agreement and is, therefore, exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(i).

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in checking accounts and investments in a money market mutual fund.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Due From Clearing Broker

The Company conducts business with its clearing broker on behalf of its Affiliated Firms' clients pursuant to a clearance agreement. On the statement of financial condition, due from broker includes a $50,000 deposit that is required to be maintained with the clearing broker pursuant to the clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Affiliated Firms' clients to satisfy their obligations in connection with their securities transactions. The Company's maximum exposure under this arrangement is unknown since the amount of any future claims that may be made against the Company cannot be determined and the Company has no historical basis for predicting the likelihood of any such claims.

All money market positions and receivables from the clearing broker reflected on the statement of financial condition are positions carried by and amounts due from the clearing broker.

(4) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $100,000 as defined under such provisions. At June 30, 2005, the Company had net capital of $228,038, which was $128,038 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.89 to 1 at June 30, 2005.

(5) Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in brokerage activities on an agency basis and riskless principal fixed-income trades only. In the event that customers, counterparties, or clearing agents are unable to fulfill their obligations, the Company is exposed to off-balance-sheet credit risk.

The Company maintains its cash in high-quality financial institutions. The balances, at times, may exceed the federally insured limits.

(6) Related-party Transactions

The Company bears brokerage ticket charges, execution, and clearance fees. All other expenses are initially incurred and paid by Capital, including compensation, professional services, and rent.

In conjunction with the NASD's Notice to Members regarding expense-sharing arrangements, Capital allocates to the Company the above expenses related to the Company's operations. The Company maintains a facilities management and expense allocation agreement with Capital that allows the Company to receive accounting services; use office staff, supplies, and equipment; as well as utilize office space and fixed assets owned by Capital in its day-to-day operations. In addition, after the expense allocation process, Capital shares in the net income or loss generated by the Company which is determined on a monthly basis and is payable as a dividend or received as a contribution periodically.

Revenues and expenses associated with investment advisory transactions for a subsidiary of Capital (Cap Pro Advisory Services, Inc.) are cleared through the Company's clearing broker and are paid to/received from the affiliate on a monthly basis. At June 30, 2005, a receivable from this affiliate of $35,652 and a payable to this affiliate of $21,648 for the above revenues and expenses were each recorded on the statement of financial condition.

The Company requires ongoing support from its parent to fund operations, as well as other services. The above structure results in an economic dependency of the Company on its parent and, therefore, the Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(7) Taxes

The Company's federal income tax return is a consolidated return with Capital and its affiliates. The method of allocation between companies is subject to written agreement, approved by an officer of the corporation. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled periodically.

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

(Continued)

Tax effects of temporary differences giving rise to deferred tax assets are as follows:

Net operating loss carryforward	$	43,098
Other		2,000
Total deferred tax assets		45,098
Valuation allowance		(45,098)
Net deferred tax asset	$	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers projected future taxable income and tax planning strategies in making this assessment. For the year ended June 30, 2005, management established a full valuation allowance, as it is more likely than not that the deferred tax assets will not be realized.

(8) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not materially effect the financial position or the results of the Company.

(9) Subsequent Event

In July 2005, a third party signed a letter of intent to purchase the business of Capital and its affiliates. The letter of intent is not a binding agreement and is subject to change. It is uncertain whether or not the Company will be sold, dissolved, or retained by Nationwide Financial Services, Inc., and the Affiliated Firms. In the event the Company requires additional capital to maintain minimum net capital requirements or otherwise, Nationwide Financial Services, Inc. and the Affiliated Firms will make a contribution to the Company.